ATRECA, INC.

835 Industrial Road, Suite 400,
San Carlos, CA 94070
(650) 595-2595

VIA EDGAR

July 27, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara

Re:	Atreca, Inc.

Registration Statement on Form S-3

File No. 333-273314

Filed July 18, 2023

Dear Mr. McNamara:

We hereby withdraw our prior acceleration request, dated July 26, 2023, for the above-referenced Registration Statement on Form S-3.

Very truly yours,

ATRECA, INC.

By:	/s/ Herbert Cross
Name:	Herbert Cross
Title:	Chief Financial Officer

cc:	John A. Orwin, President and Chief Executive Officer

Courtney J. Phillips, General Counsel and Corporate Secretary

John T. McKenna, Cooley LLP

Justin A. Kisner, Cooley LLP